Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2025

Aegon Ltd.

Aegon Limited An exempted company with liability limited by shares	Statutory seat Canon’s Court 22 Victoria Street	Principle place of business World Trade Center Schiphol Boulevard 223	Bermuda Registrar of Companies number: 202302830 (September 30, 2023)
www.aegon.com	Hamilton HM 12 Bermuda	1118 BH Schiphol The Netherlands	Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated August 21, 2025, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: August 21, 2025	By	S. Knol
S. Knol
Director Financial Reporting & Operations

August 21, 2025 1H25 results press release

Aegon reports first half year 2025 results

1H 2025 Financial highlights

•	Net profit of EUR 606 million compared with a net loss of EUR 65 million for the first half of 2024

•	Operating result of EUR 845 million, up 19% compared with the first half of 2024, reflecting business growth and improved experience variance in the United States

•

Valuation equity – the sum of shareholders’ equity and the contractual service margin (CSM) after estimated tax adjustment – per share of EUR 8.47; a reduction of 5% in the reporting period, as the contribution from net profit is offset by unfavorable currency movements and capital returns to shareholders

1H 2025 Capital highlights

•

Operating capital generation (OCG) before holding funding and operating expenses of EUR 576 million, a decrease of 2% compared with the first half of 2024 reflecting unfavorable non-recurring items and more new business

•	Free cash flow of EUR 442 million; up 18% compared with EUR 373 million for the first half of 2024

•	Capital ratios of Aegon’s main units remain above their respective operating levels; Cash Capital at Holding remains above the operating range at EUR 2.0 billion

•	Aegon announces increase in currently ongoing share buyback program by EUR 200 million, taking the total 2H 2025 share buyback to EUR 400 million

•	2025 interim dividend of EUR 0.19 per common share, an increase of EUR 0.03 compared with 2024 interim dividend

•	On track to meet all 2025 financial targets

Strategic developments

•	Review announced on relocating Aegon’s legal domicile and head office to the United States

Lard Friese, Aegon CEO, commented:

“We generated strong commercial momentum across our key markets in the first half of 2025. In the United States, new life sales increased by 13% to USD 276 million, while World Financial Group (WFG) continued to expand its distribution network. Our UK Workplace business continued to perform well, generating GBP 2.1 billion in net deposits, while our Asset Management business also achieved positive net flows. Our International business saw overall sales growth, driven by Brazil, China, and Spain & Portugal.

In the first two quarters, we booked EUR 576 million of Operating Capital Generation (OCG) and we remain on track to meet our OCG guidance of around EUR 1.2 billion for 2025. Our operating result was EUR 845 million, up 19% compared to last year. Our annual assumption updates in the United States led to some strengthening of assumptions to address adverse policyholder behavior experience witnessed over recent quarters.

Our capital ratios remain robust, and our cash capital position stands above our operating range. We are therefore announcing an interim dividend of 19 euro cents, which represents a year-on-year increase of 19%, and that we are increasing our currently ongoing share buyback to EUR 400 million from the previously announced EUR 200 million.

Today we are announcing an important step for our company, as we will begin a review on a potential relocation of Aegon’s head office to the United States. In recent years, Aegon’s business in the United States – which accounts for approximately 70% of Aegon’s operations – has become Aegon’s primary market and central to the company’s strategy and long-term growth.

A relocation of Aegon’s legal domicile and head office to the United States is expected to simplify Aegon’s corporate structure as it would align its legal domicile, tax residency, accounting standard and regulatory framework with the geography where it conducts the majority of its business.

We aim to share the outcome of this review at our Capital Markets Day on December 10, 2025.”

Please note that all comparisons are versus the first half of 2024 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 20.

August 21, 2025 1H25 results press release

Review on relocating Aegon’s legal domicile and head office to the United States

Aegon today announces the start of a review on a potential relocation of the company’s legal domicile and head office to the United States.

This comprehensive review will examine the implications of a potential relocation, including the impact on all of Aegon’s stakeholders, and of making its listing on the NYSE its primary listing alongside its Euronext listing.

Should Aegon decide to proceed with the relocation, the transition is expected to take two to three years. A key element of the potential relocation is the implementation of US GAAP, preparations for which have begun.

Aegon expects to conclude the review in the coming months and aims to provide more details at its Capital Markets Day on December 10, 2025.

August 21, 2025 1H25 results press release

Business update Americas

During the first half of 2025, Transamerica made progress in executing its strategy to grow its business by focusing on middle-market America, targeted through agency distribution and the workplace. New Individual Life sales increased by 13% to a new record-high level, which was driven by all distribution channels. World Financial Group (WFG), Transamerica’s affiliated distribution network of independent agents, continued to increase its number of licensed agents. Retirement Plans net deposits were positive for the half-year and written sales were strong for single employer plans and pooled plan sales.

Strategic Assets business update: Distribution

Aegon Americas	unaudited

Business update Distribution - World Financial Group (WFG)

USD in millions	Notes	1H 2025	1H 2024%
Number of licensed agents		90,315	78,978	14
Number of multi-ticket agents		35,798	37,476	(4)
WFG’s total new life sales	1,2	346	335	4
Transamerica’s market share in WFG (US Life)		66%	64%	2
WFG’s total sales of annuities gross deposits	1	1,618	1,826	(11)

WFG’s number of licensed agents grew to 90,315, reflecting successful recruiting and improved retention, while there was a 4% reduction in multi-ticket agents, which is a rolling count of agents that have sold more than one policy in the last 12 months.

Despite a reduction of multi-ticket agents, productivity gains in both the US and Canada – mostly from higher average premiums per policy – led to an overall 4% increase in new life sales while Transamerica expanded its market share of US Life sales. At the same time, WFG’s third-party annuity product sales decreased by 11% compared with the prior year period, as customer demand in the US for these products decreased during the reporting period. This was partially offset by increasing annuity product sales in Canada.

Strategic Assets business update: Savings & Investments

Aegon Americas	unaudited

Business update Savings & Investments

USD in millions	Notes	1H 2025	1H 2024%
Gross deposits Retirement Plans		18,643	16,524	13
Net deposits Retirement Plans		2,149	(839)	n.m.
of which: net deposits mid-sized Retirement Plans		1,691	1,166	45
AuA Retirement Plans		239,812	228,975	5
of which: AuA mid-sized Retirement Plans		59,417	52,217	14
Individual Retirement Accounts AuA		13,592	11,339	20
General Account Stable Value AuM		14,190	11,384	25

August 21, 2025 1H25 results press release

Retirement Plans gross deposits increased by 13%, with the growth driven by higher takeover deposits in both the large and mid-sized markets. Strong written sales are expected to support gross deposits in the coming quarters. Total net deposits came in at USD 2.1 billion, driven by mid-sized plans and were supported by a larger takeover deposit from a mid-sized pooled plan and stable contract discontinuances in the segment. Net deposits in the large market improved significantly, but remained slightly negative, due to stronger takeover deposits and lower contract discontinuances.

Business growth and favorable markets drove a 5% increase in the total account balances in Retirement Plans over the last year. Over the same period, account balances for the mid-sized plans segment of this business increased by 14% due to favorable market movements, as well as net inflows. Our strategic focus on increasing assets in the General Account Stable Value product, as well as in the Individual Retirement Accounts, led to higher assets in these higher margin, ancillary products.

Strategic Assets business update: Protection Solutions

Aegon Americas	unaudited

Business update Protection Solutions

USD in millions	Notes	1H 2025	1H 2024%
Traditional Life		80	60	32
Indexed Universal Life		196	184	6

New life sales Individual Life	2	276	245	13

New life sales Workplace Life	2	49	40	22
New premium production Workplace Health		64	67	(5)
Net deposits Indexed Annuities		993	505	97

In the first half of 2025, Individual Life new life sales increased by 13%, driven by growth in the brokerage channel, as well as in WFG and Transamerica’s own agency channel. The growth in new life sales for Indexed Universal Life was mainly driven by higher WFG agent productivity and an increase in the average size of the policies sold. Life sales in the brokerage and Transamerica’s own agency channel increased to account for one third of the total Individual Life sales, driven especially by the successful launch of a fully digital experience in a Whole Life Final Expense product last autumn.

New life sales in Workplace Life benefited from a strong quoting season, while new premium production in Workplace Health was lower compared with the first half of last year that had benefited from a large sale. Net deposits for Indexed Annuities products were driven by a further improvement in wholesale distribution productivity for Registered Index Linked Annuities (RILA) products. At the same time, consumer preference continued to shift towards RILA products, where Transamerica has established itself as a top 10 player in terms of sales in the US market (based on LIMRA data).

August 21, 2025 1H25 results press release

Update on Financial Assets

Aegon Americas	unaudited

Business update Financial Assets

USD in millions	Notes	lH 2025	lH 2024%
Capital employed in Financial Assets (at operating level)		3,272	3,462	(5)

Net deposits Variable Annuities		(2,980)	(3,069)	3
Net deposits Fixed Annuities (excluding SPGAs)		(266)	(377)	29

Variable Annuities dynamic hedge effectiveness ratio (%)	3	97%	99%	(2)

Net face amount Universal Life		45,132	48,639	(7)

LTC actual to expected claim ratio (%) (IFRS based)		100%	103%	(3)
NPV of LTC rate increases approved since end 2022		708	395	79

On June 30, 2025, Financial Assets had USD 3.3 billion of capital employed, a decrease of USD 0.1 billion compared with USD 3.4 billion capital employed at the end of 2024. In the first half of 2025, asset allocation optimizations, annual assumption updates, and business run-off resulted in lower capital employed for Financial Assets.

During the first half of 2025, the variable annuity hedge program continued its strong track record of managing the financial market risks embedded in the guarantees. Net outflows in Variable Annuities were slightly lower than in the prior year period, as gross deposits increased while decrement rates were in line with previous quarters. Fixed Annuities net outflows decreased from lower withdrawals.

The net face value of the legacy Universal Life portfolio decreased as a result of the run-off of the book and of Transamerica’s program to purchase institutionally owned policies.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 708 million, achieving the target set at the beginning of 2023. Transamerica will continue to pursue further actuarially justified premium rate increases. Claims experience in Long-Term Care continues to track in line with assumptions.

Financial Assets management action

As of the middle of August 2025, Transamerica has expanded its dynamic hedge program for Variable Annuities to further reduce its equity market exposure. Previously, the program hedged market risks from policy riders. The expansion now includes first order equity market exposure of 25% of the Variable Annuities base contracts held by Transamerica Life Insurance Company, Transamerica’s largest insurance carrier. This reduces the economic equity market sensitivity of the portfolio and further solidifies the run-off of the Variable Annuities portfolio. Consequently, the IFRS net result and CSM equity sensitivities are reduced. In addition, downwards equity market sensitivities of the RBC ratio are reduced, while upwards equity market sensitivities increased due to a relatively higher impact from non-economic flooring of reserves.

August 21, 2025 1H25 results press release

Business update United Kingdom

United Kingdom	unaudited

Business update

GBP in millions	Notes	1H 2025	1H 2024%
Adviser Platform		(1,447)	(1,761)	18
Workplace Platform		2,106	1,694	24

Total Platform		659	(67)	n.m.
Institutional		1,329	1,238	7
Traditional products		(904)	(797)	(13)

Net deposits		1,084	373	190

Adviser Platform		51,834	51,625	—
Workplace Platform		66,415	59,035	12

Total Platform		118,249	110,660	7
Institutional		77,543	74,515	4
Traditional products		30,374	31,253	(3)

Assets under Administration		226,166	216,428	4

Net deposits in the Workplace platform continued to grow due to the onboarding of new schemes, including one large scheme, and higher regular contributions from existing schemes. This growth was partially offset by the departure of some other schemes. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in non-target adviser segments. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser platform to growth by 2028, which include improving the platform experience and focusing on our 500 target adviser firms.

Total Platform Assets under Administration (AuA), which consist of the Workplace platform and the Adviser platform, increased by 7% compared with June 30, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 4%. The increase in AuA was mainly driven by market movements during the period.

August 21, 2025 1H25 results press release

Business update International

International	unaudited

Business update

EUR in millions	Notes	1H 2025	1H 2024%
Spain & Portugal		19	17	9
China		48	44	8
Brazil		68	64	6
TLB and others		10	14	(29)

New life sales	2, 4	144	140	3

New premium production accident & health insurance	4	26	23	10
New premium production property & casualty insurance	4	38	36	5

Strategic developments

In April 2025, Transamerica Life Bermuda (TLB) obtained regulatory approval for a Dubai International Financial Centre (DIFC) representative office license. This underscores TLB’s commitment to support distribution partners in meeting the evolving life insurance needs of high-net-worth individuals and families across the Middle East and beyond.

Business update

International new life sales increased by 3%, driven by Brazil, China and Spain & Portugal. Brazil reported higher new life sales, in particular in credit and group life, with a partial offset from unfavorable currency movements. In China, increased sales were mainly driven by participating products. Increased new life sales in Spain were driven by higher sales of non-linked products in Santander Life. This was partially offset by lower Indexed Universal Life sales in Singapore from TLB, which resulted from changes in the competitive landscape.

New premium production for accident & health insurance benefited from a successful sales campaign on health products. New premium production for property & casualty insurance also increased, reflecting higher sales of non-linked products in Spain through Santander Non-Life.

August 21, 2025 1H25 results press release

Business update Asset Management

Asset Management	unaudited

Business update

EUR in millions	Notes	1H 2025	1H 2024%
General Account		2,426	(1,677)	n.m.
Affiliate		(1,556)	(1,415)	(10)
Third party		2,037	5,108	(60)

Global Platforms		2,907	2,016	44
Strategic Partnerships		2,387	2,682	(11)

Net deposits	4	5,294	4,698	13

Annualized revenues gained / (lost) on net deposits - Global Platforms		8.2	4.0	105

General Account		66,440	68,336	(3)
Affiliate		36,319	41,344	(12)
Third party		155,340	149,254	4

Global Platforms		258,099	258,935	—
Strategic Partnerships		62,596	59,284	6

Assets under Management	4	320,695	318,218	1

Third-party net deposits in Global Platforms in the first half of 2025 were mostly driven by inflows in alternative fixed income products.

Net deposits in Strategic Partnerships were mainly driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which benefited from a collaboration with a consumer finance platform. La Banque Postale AM, Aegon’s French asset management joint venture, also contributed positively.

Net outflows from Affiliate resulted mainly from US retirement funds and the gradual run-off of the traditional insurance book in the UK.

Assets under Management increased by EUR 2 billion compared with June 30, 2024, driven mainly by the impact of favorable markets and third-party net deposits, and were partially offset by unfavorable exchange rate movements over the period.

August 21, 2025 1H25 results press release

Capital highlights

Capital ratios

Aegon Ltd.	unaudited

Main capital ratios

in millions	Notes	2025 Jun. 30	2024 Dec. 31%
United States (USD)
Available capital		7,798	8,042	(3)
Required capital		1,857	1,817	2

US RBC ratio		420%	443%

Scottish Equitable plc (GBP)
Own funds		2,213	2,206	—
SCR		1,194	1,187	1

UK Solvency II ratio		185%	186%

Aegon Ltd. (EUR)
Group eligible own funds		12,928	14,030	(8)
Consolidated Group SCR		7,059	7,466	(5)

Group solvency ratio	5,6	183%	188%

US RBC ratio

The estimated RBC ratio in the US was 420% as of June 30 2025, well above the operating level of 400%. This is a decrease of 23%-points compared with year-end 2024. The OCG from operating entities applying the RBC framework had a positive contribution of 15%-points, largely offset by remittances paid to the Holding. Market movements had a 15%-points negative impact on the RBC ratio over the reporting period. Of this, 5%-points negative impact were due to hedging rebalancing and cross effects as a consequence of elevated market volatility in April. The remaining unfavorable impact was largely driven by non-economic losses on energy-related assets under the statutory accounting framework, and lower interest rates. Finally, a negative impact of 9%-points on the RBC is explained by restructuring costs, the impact of the annual actuarial assumption updates within the RBC calculation, and several smaller items.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc decreased to 185% on June 30, 2025, and remained above the operating level of 150%. The negative impacts from remittances to the Holding and investments to improve the business were broadly offset by the impact from OCG.

Group solvency ratio

The estimated group solvency ratio decreased to 183% on June 30, 2025. This was mainly driven by the new EUR 400 million share buyback program (of which EUR 200 million is announced today) and the announced 2025 interim dividend. Capital generation after holding funding and operating expenses amounted to EUR 224 million. This included market movements with a negative impact of EUR 271 million, mostly driven by the US. Furthermore, one-time items were favorable at EUR 73 million, as the adverse impact of one-time items in the US was more than offset by the benefits from the a.s.r. stake.

August 21, 2025 1H25 results press release

Operating capital generation

Aegon Ltd.	unaudited

Capital generation

EUR in millions	Notes	1H 2025	1H 2024%
Earnings on in-force		809	746	8
Release of required		203	230	(12)
New business strain		(436)	(388)	(12)

Operating capital generation before holding funding and operating expenses	7	576	588	(2)

Americas		340	354	(4)
United Kingdom		95	81	18
International		69	83	(17)
Asset Management		72	70	3

Operating capital generation before holding funding and operating expenses		576	588	(2)
Holding funding and operating expenses		(153)	(130)	(18)

Operating capital generation after holding funding and operating expenses		423	458	(8)

One-time items		73	292	(75)
Market impacts		(271)	140	n.m.

Capital Generation		224	891	(75)

In the first half of 2025, OCG before holding funding and operating expenses decreased compared with the first half of 2024.

Earnings on in-force increased compared with the prior year period, benefiting from favorable markets in Aegon UK, improved underwriting experience in TLB, and business growth in the US. This was partly offset by a decrease in release of required capital which included an asset liability management action in China. New business strain increased, reflecting a change in product mix in the UK and business growth in the Americas.

OCG before holding funding and operating expenses in the first half of 2025 contained some overall unfavorable non-recurring items. In the US, these amounted to around EUR 76 million, mainly driven by unfavorable claims variance in the Financial Assets in the first quarter. The other segments recorded overall favorable non-recurring items, of which International contributed around EUR 18 million, which was driven by TLB. In the UK and Asset Management, overall favorable non-recurring variances totaled around EUR 15 million.

Holding funding and operating expenses increased compared with the first half of 2024, as the prior year period benefited from an elevated cash position driven by the proceeds from the a.s.r. transaction.

August 21, 2025 1H25 results press release

Operating capital generation Americas

Americas	unaudited

Capital generation

USD in millions	Notes	1H 2025	1H 2024%
Distribution		68	70	(3)
Savings & Investments		125	134	(7)
Protection Solutions	8	429	440	(2)
Financial Assets		(35)	(73)	52

Earnings on in-force (EoIF)		587	571	3
Release of required		187	196	(5)
New business strain		(402)	(385)	(4)

Operating capital generation		371	383	(3)
One-time items		(85)	131	n.m.
Market impacts		(298)	160	n.m.

Capital generation		(12)	673	n.m.
Strategic Assets		272	328	(17)
Financial Assets		99	54	84

Operating capital generation		371	383	(3)

EoIF Retirement Plans (included in EoIF Savings & Investments)		86	85	2
EoIF Individual Life (included in EoIF Protection Solutions)		337	334	1

In the Americas, OCG decreased by 3% driven by higher new business strain from growing the Strategic Assets. The first half of 2025 was impacted by, in aggregate, USD 74 million of unfavorable non-recurring items. As a result, the recurring OCG remains in the range of the guidance of USD 200 to 240 million per quarter.

Earnings on in-force increased driven by business growth, an improvement of claims experience, and USD 14 million of favorable non-recurring expense variances. Financial Assets earnings on in-force increased, mostly from higher earnings on in-force from Variable Annuities due to higher account balances from favorable markets. During the half year, mortality claims experience was USD 86 million unfavorable from a higher severity of claims in Universal Life, especially from old age policies. Morbidity claims experience in Financial Assets was largely in line with expectations. In Protection Solutions, earnings on in-force decreased due to a non-recurring benefit in the first half of last year. USD 15 million of unfavorable morbidity claims experience, mainly in the workplace business, was offset by favorable mortality claims experience of USD 16 million. In Savings & Investments, earnings on in-force decreased as growth in Retirement Plans was offset by lower contributions from the Stable Value Solutions line of business. Distribution reported a small decrease in earnings on in-force due to higher expenses reflecting the growing WFG franchise.

Release of required capital is driven by the run-off of Financial Assets and a growing Strategic Assets book. New business strain amounted to USD 402 million in the reporting period, in line with the guidance of around USD 200 million per quarter, and an increase driven by growth in Individual Life and Retirement Plans, partly offset by a net positive new business strain from growth in RILA.

The decrease in Strategic Assets OCG in the reporting period was on balance driven by higher new business strain as we grow the business, and a slight decrease of earnings on in-force. Financial Assets OCG increased, mainly driven by increased earnings on in-force, as more positive new business strain was offset by a lower release of required capital.

August 21, 2025 1H25 results press release

Cash Capital at Holding and free cash flow

Aegon Ltd.	unaudited

Cash Capital at Holding

EUR millions	Notes	1H 2025	1H 2024%
Beginning of period		1,725	2,387	(28%)

Americas		259	269	(4%)
United Kingdom		61	59	4%
International		40	35	14%
Asset Management		71	31	133%
a.s.r. dividends		121	114	6%
a.s.r share buy backs		37	—	n.m.

Cash flows from a.s.r.		159	114	39%
Holding and other activities		—	—	—

Gross remittances		590	508	16%

Funding and operating expenses		(148)	(135)	(10%)

Free cash flow		442	373	18%

Capital injections		(34)	(38)	11%
Acquisitions and Divestitures		26	16	62%
Capital flows from / (to) shareholders		(110)	(686)	84%
Net change in gross financial leverage		(9)	8	n.m.
Other		(28)	30	n.m.

End of period		2,011	2,090	(4%)

Aegon’s Cash Capital at Holding increased during the first half of 2025, largely driven by remittances from the business units, and was partly offset by capital returns to shareholders in the form of share buybacks. Free cash flow included the 2024 final dividend from a.s.r. and Aegon’s participation in a share buyback program by a.s.r. The proceeds from the divestiture of the Aegon Growth Capital Fund were more than offset by capital injections.

2025 interim dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At our 2023 Capital Markets Day, we set a target for dividend growth to around EUR 0.40 per common share over 2025. Aegon today announces an interim dividend for 2025 of EUR 0.19 per common share, which represents an increase of EUR 0.03 compared with the interim dividend for 2024.

Aegon’s shares will be quoted ex-dividend on September 3, 2025. The record date for the dividend will be September 4, 2025, and the dividend will be payable as of September 25, 2025.

Share buyback programs

On November 15, 2024, Aegon announced a EUR 150 million share buyback program, which was completed on June 30, 2025. On May 16, Aegon announced a EUR 200 million share buyback program which started on July 1, 2025. Aegon today announces that it will be increasing this ongoing EUR 200 million share buyback program by an additional EUR 200 million to a total amount of EUR 400 million, consistent with its objective to reduce Cash Capital at Holding to around EUR 1.0 billion by the end of 2026 unless Aegon can invest in value-creating opportunities.

Barring unforeseen circumstances, the share buyback is expected to be completed on or before December 15, 2025. The start of the increase to the share buyback program will be announced in the near term.

August 21, 2025 1H25 results press release

Financial highlights

Aegon Ltd.	unaudited

Financial highlights

EUR in millions	Notes	1H 2025	1H 2024%
Operating result	9	845	709	19
Net result	9	606	(65)	n.m.

EUR in millions	Notes	2025 Jun. 30	2024 Dec. 31%
Shareholders’ equity		7,300	7,215	1
Contractual Service Margin (CSM) (pro-forma after tax)	12	6,026	6,975	(14)

Valuation equity	13	13,326	14,190	(6)
Gross financial leverage		4,876	5,201	(6)

Aegon’s net result increased to EUR 606 million in the first half of 2025, driven by a higher operating result, favorable non-operating items, and less other charges compared with the prior year period.

Aegon’s valuation equity reduced to EUR 13.3 billion per June 30, 2025, driven by a reduction of CSM, which in turn was mostly due to adverse currency movements. On a per share basis, it decreased by 5% to EUR 8.47.

Operating results

Aegon Ltd.	unaudited

Operating result

EUR in millions	Notes	1H 2025	1H 2024%
Distribution		76	88	-14
Savings & Investments		115	132	-12
Protection Solutions		349	270	29
Financial Assets		87	19	n.m.

Americas		627	509	23
United Kingdom		104	94	11
Spain & Portugal		47	44	7
China (ATHTF)		12	14	(13)
Brazil		26	26	(2)
TLB		20	15	34
Other		(5)	(8)	37

International		99	90	10
Global Platforms		35	23	51
Strategic Partnerships		69	84	(17)

Asset Management		104	107	(3)
Holding and other activities		(89)	(91)	2

Operating result	9	845	709	19

Operating result

Aegon’s operating result increased 19% to EUR 845 million, mostly driven by the US, reflecting business growth in the Protection Solutions segment, partly offset by a lower operating result in the non-insurance business segments. Results also improved in the UK and International, in part from business growth.

August 21, 2025 1H25 results press release

Americas

The operating result from the Americas increased by 23% to EUR 627 million in the first half of 2025. In local currency, it increased by 25% to USD 685 million. The increase in the operating result was driven by business growth in Protection Solutions as well as from less unfavorable experience variances in both insurance business segments compared with the first half of 2024. This was partly offset by a decrease in the operating result of the non-insurance business segments.

The operating result of the Distribution business segment decreased by 13%, largely driven by lower revenues due to lower annuity sales in WFG and higher expenses reflecting investments in the WFG franchise.

In the Savings & Investments business segment, the operating result decreased by 11% to USD 126 million. This was mainly driven by USD 14 million lower revenues in the Stable Value Solutions line of business as the size of the business has been reduced in recent years through management actions and participant withdrawals.

The operating result of the Protection Solutions business segment increased by USD 89 million to USD 381 million. Portfolio growth resulted in a higher release of CSM. Taking into account an unfavorable impact of USD 16 million from onerous new business, the overall experience variance on claims, expenses, and other items was positive, compared with a negative experience in the prior year period.

The operating result of the Financial Assets segment increased to USD 95 million mostly due to less unfavorable experience variances compared with the prior year period with all key products improving their contribution to the operating result. In the first half of 2025, Universal Life onerous contracts experience was USD 87 million unfavorable, of which USD 34 million resulted from the reinsured Universal Life portfolio of TLB. Interest accretion for onerous Variable Annuities contracts had an impact of USD 29 million in this half-year period, which is expected to recur going forward. Unfavorable claims experience variance was largely offset by the release of reserves of these onerous contracts.

United Kingdom

The operating result from the UK for the first half of 2025 was EUR 104 million, or GBP 88 million in local currency, compared to GBP 80 million in the prior year period. The operating result benefited from business growth and favorable markets which led to increased revenues, which were partly offset by reduced interest income on own cash. Furthermore, losses incurred in the prior year period relating to the Protection book have not repeated in the first half of 2025 following the sale of the business on July 1, 2024.

International

The operating result for the International segment increased by 10% to EUR 99 million in the first half of 2025. This was mainly driven by TLB, which benefited from a higher CSM release and less onerous contracts, partially offset by a lower net investment result as a result of a lower asset balance. In Spain & Portugal, the operating result benefited from business growth and improved claims experience. The operating result in Brazil remained stable, as the positive impacts from business growth were offset by unfavorable exchange rate movements. The operating result in China decreased, driven by lower interest rates.

August 21, 2025 1H25 results press release

Asset Management

The operating result from Aegon Asset Management amounted to EUR 104 million in the first half of 2025, a decrease of 3%. Improved performance of Global Platforms was more than offset by a lower operating result in Strategic Partnerships. Global Platforms’ performance reflected strong business growth, favorable markets, and ongoing expense management. In Strategic Partnerships, the operating result decreased as the prior year period included a one-time expense benefit. There was a partial offset from a one-time revenue benefit of EUR 9 million in the reporting period from AIFMC. LBP AM’s operating result remained stable.

Holding

The operating result from the Holding was a loss of EUR 89 million. The result from the Holding improved compared to the prior year period mainly reflecting a benefit resulting from an internal reinsurance transaction between Transamerica and TLB, offsetting a negative impact in the US. This benefit more than offset the impact of lower returns on Cash Capital at Holding due to a lower balance and lower short-term yields.

Non-operating items and net result

Aegon Ltd.	unaudited

Non-operating items and net result

EUR in millions	Notes	1H 2025	1H 2024%
Operating result	9	845	709	19

Fair value items		154	(272)	n.m.
Realized gains / (losses) on investments		(54)	(45)	(21)
Net impairments		(5)	(72)	93

Non-operating items		95	(389)	n.m.
Other income / (charges)	10	(207)	(403)	49

Result before tax		733	(83)	n.m.
Income tax		(127)	18	n.m.

Net result		606	(65)	n.m.

Interest on financial leverage classified as equity after tax		(19)	(39)	51

Net result after interest on financial leverage classified as equity after tax		586	(104)	n.m.

Average common shareholders’ equity		7,329	7,103	3
Return on Equity	11	17.6%	15.1%

The gain from non-operating items amounted to EUR 95 million in the first half of 2025, mainly due to fair value gains.

Fair value items

Fair value items constituted a gain of EUR 154 million, mostly from positive hedge results. In the Americas, the hedging of guarantees in the Variable Annuities, Indexed Universal Life and RILA blocks led to overall positive results, partly offset by market driven fair value losses. Furthermore, the Holding contributed favorably, driven by interest rate hedges related to debt instruments.

August 21, 2025 1H25 results press release

In addition, there were fair value gains from mark-to-market revaluations related to TLB, including from the annual assumption updates. These were largely offset by losses in Other Comprehensive Income.

Realized losses on investments

Realized losses on investments amounted to EUR 54 million and were driven by the Americas. There, targeted bond sales resulted in losses, which were partly offset by gains from ECL reversals on disposed bonds.

Net impairments

Net impairments were limited and amounted to EUR 5 million for the reporting period.

Other charges

Other charges amounted to EUR 207 million, mainly driven by the annual assumption updates in the Americas and TLB, the impact of which amounted to EUR 183 million. The impact was mainly from strengthening lapse assumptions to address recent adverse experience in the Financial Assets book, driven by the TLB Universal Life block reinsured to Transamerica and Variable Annuities. In Protection Solutions, assumption updates mainly related to an update of Medicare Supplement morbidity assumptions to address an industry-wide trend.

Other charges also included the positive result from Aegon’s stake in a.s.r. of EUR 50 million. Furthermore, it included restructuring charges and investments to transform the business mainly in the UK and in the Americas.

Net result

The result before tax amounted to EUR 733 million, as the positive impacts from the operating result and non-operating items were only partly offset by Other charges. The income tax for the period amounted to EUR 127 million and includes recurring beneficial impacts, such as the dividend received deduction and tax credits in the US. The net result, therefore, was EUR 606 million.

August 21, 2025 1H25 results press release

Balance sheet items

Aegon Ltd.	unaudited

Balance sheet items

EUR in millions	Notes	2025 Jun. 30	2024 Dec. 31%
Shareholders’ equity		7,300	7,215	1
Shareholders’ equity per share (in EUR)		4.64	4.53	2

Americas		5,991	7,032	(15)
United Kingdom		1,601	1,695	(6)
International		269	231	16
Eliminations		(114)	1	n.m.

Contractual Service Margin	12	7,748	8,960	(14)
Pro-forma tax		(1,722)	(1,985)	13
CSM after tax		6,026	6,975	(14)
CSM after tax per share (in EUR)		3.83	4.38	(13)

Valuation equity	13	13,326	14,190	(6)
Valuation equity per share (in EUR)		8.47	8.91	(5)

Gross financial leverage		4,876	5,201	(6)
Gross financial leverage ratio (%)		26.5%	26.5%

Shareholders’ equity

As of June 30, 2025, shareholders’ equity was EUR 7.3 billion, a slight increase compared with December 31, 2024. The positive net result and the impact of revaluations were largely offset by capital distributions to shareholders and unfavorable currency movements.

On a per share basis, shareholders’ equity increased by 2% to EUR 4.64.

Valuation equity

Valuation equity decreased by 6% in the reporting period to EUR 13.3 billion. The increase in shareholders’ equity was more than offset by a decrease of CSM after tax. The main driver for the lower CSM was unfavorable currency movements. Assumption updates in the Americas and TLB reduced valuation equity by EUR 155 million in aggregate, split across different P&L and balance sheet items. This was to a large extent driven by strengthening policyholder behavior assumptions, to address recent adverse experience, while also reflecting a favorable impact of economic assumption updates.

On a per share basis, valuation equity decreased by 5% to EUR 8.47.

Gross financial leverage

Gross financial leverage decreased by EUR 0.3 billion in the first half of 2025, to EUR 4.9 billion. This decrease was driven by the depreciation of the US Dollar against the Euro.

August 21, 2025 1H25 results press release

Contractual Service Margin (CSM)

Aegon Ltd. Contractual Service Margin (CSM)	unaudited

EUR in millions	Notes	1H 2025	1H 2024%
CSM balance at beginning of period		8,990	8,251	9

New business		337	263	28
CSM release		(492)	(491)	0
Accretion of interest		125	120	5
Claims and policyholder experience variance		(240)	(23)	n.m.
Non-financial assumption changes		(336)	(90)	n.m.
Non-disaggregated risk adjustment		65	79	(18)
Market impact on unhedged risk of VFA products		248	400	(38)
Net exchange differences		(912)	240	n.m.
Transfer to disposal groups		—	(8)	n.m.
Other movements		—	8	(97)

CSM balance at end of period		7,786	8,748	(11)

During the reporting period the CSM decreased to EUR 7.8 billion, mostly due to unfavorable currency movements.

New business contributed EUR 337 million to the CSM, driven by business growth in the US. Together with interest accretion, the new business contribution almost offset the CSM release of EUR 492 million.

Claims and policyholder experience reduced the CSM, mainly driven by Financial Assets. Non-financial assumption changes reduced the CSM by EUR 336 million, driven by the annual assumption updates in the US and TLB. Markets had a favorable impact in both the US and the UK. Unfavorable currency movements – predominantly the depreciation of the US Dollar versus the Euro – reduced the CSM balance by EUR 912 million.

Contractual Service Margin (CSM) - Americas

Aegon Americas Contractual Service Margin (CSM)	unaudited

USD in millions	Notes	1H 2025			1H 2024
		Strategic Assets	Financial Assets	Total	Total
CSM balance at beginning of period		3,443	3,838	7,282	7,125

New business		331	20	351	261
CSM release		(162)	(246)	(408)	(413)
Accretion of interest		59	70	129	122
Claims and policyholder experience variance		5	(197)	(192)	33
Non-financial assumption changes		(107)	(224)	(331)	(134)
Non-disaggregated risk adjustment		6	71	78	65
Market impact on unhedged risk of VFA products		31	112	143	183
Other movements		—	—	—	8

CSM balance at end of period		3,606	3,445	7,051	7,251

August 21, 2025 1H25 results press release

In the Americas, the CSM balance amounted to EUR 6.0 billion, or USD 7.1 billion in local currency at the end of June 2025. The increase of the CSM balance in Strategic Assets (which equals the CSM of Protection Solutions) was more than offset by a decrease in the CSM for Financial Assets. Strategic Assets now hold more CSM than the run-off portfolio in Financial Assets.

In line with Transamerica’s strategy to grow the Strategic Assets, the CSM balance of Protection Solutions increased from new business, mostly from the Indexed Universal Life product, and from the accretion of interest. The release of CSM increased due to business growth. Non-financial assumption changes had an unfavorable impact driven by the workplace business, in part related to the Medicare Supplement product, which was partly offset by favorable assumption updates in Individual Life. Claims & policyholder experience was broadly in line with expectations.

The Financial Assets CSM balance decreased as new business was limited. Non-financial assumption updates resulted in unfavorable charges to the CSM, mainly from updates to the assumptions for policyholder behavior in Variable Annuities and Fixed Annuities. In addition, unfavorable claims and policyholder experience variances were mainly from policyholder behavior and market driven impacts on Variable Annuities.

August 21, 2025 1H25 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 CEST.

Supplements

Aegon’s first half 2025 Financial Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call starts at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2025

Third quarter 2025 trading update – November 13, 2025

Capital Markets Day – December 10, 2025

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+31(0) 20 259 2489

richard.mackillican@aegon.com	yves.cormier@aegon.com

August 21, 2025 1H25 results press release

Notes (1 of 2)

1)	WFG total sales reflects the total sales for US and Canada
2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.
4)	Including results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
5)

Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model.. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions. After the transition period Aegon will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework, as announced in the 1Q2025 trading update on May 16, 2025.

6)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
7)	In 2024 the operating capital generation (OCG) split has been revised to reflect methodological changes specific to AUK. The total OCG remains unchanged.
8)	Americas Protection Solution includes various tax and corporate items not directly attributable to its business.
9)

Segment total operating result, operating result after tax, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. With the exception of Aegon’s stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges). Aegon believes that these non-IFRS measures provide meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results and that can make the comparability from period to period difficult.

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director which is regarded as the chief operating decision maker.

Segment information						unaudited

	First half 2025			First half 2024

EUR in millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	663	60	723	576	25	602
Tax on operating result	(182)	47	(134)	(133)	53	(79)
Operating result	845	12	857	709	(28)	681
Fair value items	154	(2)	153	(272)	1	(271)
Realized gains / (losses) on investments	(54)	(20)	(74)	(45)	(5)	(50)
Net impairments	(5)	3	(2)	(72)	4	(68)

Non-operating items	95	(18)	77	(389)	—	(389)
Other income / (charges)	(207)	(50)	(257)	(403)	(24)	(427)
Result before tax	733	(56)	677	(83)	(53)	(136)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	56	(56)	—	53	(53)	—
Income tax (expense) / benefit	(127)	56	(72)	18	53	70
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(56)	56	—	(53)	53	—

Net result	606	—	606	(65)	—	(65)

August 21, 2025 1H25 results press release

10)	Other income/(charges) includes income tax chargeable to policyholders in the United Kingdom.
11)	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
12)	Contractual Service Margin is presented on IFRS basis, i.e. excluding joint ventures and associates
13)

Valuation equity is a non-IFRS financial measure that represents the sum of shareholders’ equity and CSM after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. The reconciliation from shareholders’ equity, being the most directly comparable IFRS measure, to valuation equity is presented in the above table..

14)

Since the first half of 2025, addressable expenses, a non-IFRS financial measure, is no longer commented on in this document. This metric became less relevant as a performance measure at this stage of Aegon’s strategy implementation.

15)	The numbers in this release are unaudited.

August 21, 2025 1H25 results press release

Notes (2 of 2)

Aegon Ltd.

Exchange rates

	EUR/USD		EUR/GBP
	2025	2024	2025	2024
Full year YTD income statement (average rate)	n.a.	1.0821	n.a.	0.8467
First half YTD income statement (average rate)	1.0934	1.0811	0.8424	0.8547
Full year balance sheet (closing rate)	n.a.	1.0355	n.a.	0.8268
First half year balance sheet (closing rate)	1.1769	1.0718	0.8577	0.8478

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result and valuation equity. Operating result is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies, except for its associate a.s.r. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Valuation equity combines shareholders’ equity and the embedded value of unearned profits in insurance contracts. This provides a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business..

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	The effects of global inflation, or inflation in the markets where Aegon operates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

August 21, 2025 1H25 results press release

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures; in particular there is no certainty that Aegon’s review on a potential relocation of the company’s legal domicile and head office to the United States will result in a decision to pursue such a relocation and there is no guarantee that, if pursued, what the manner, timing, and potential impacts of a relocation would be and if such relocation can be completed successfully;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

August 21, 2025 1H25 results press release

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC, AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.